Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Three months
	ended	Years ended December 31,
($ in thousands)	March 31, 2011	2010	2009 (2)	2008	2007	2006
Earnings (1):
Income (loss) before income taxes	$10,810	$13,328	$(48,366)	$11,899	$24,277	$21,107
Add: Fixed charges from below	8,764	35,479	51,396	60,454	69,243	47,308
Earnings including interest expense on deposits (a)	$19,574	$48,807	$3,030	$72,353	$93,520	$68,415

Less: interest expense on deposits	(5,689)	(22,867)	(30,202)	(39,921)	(52,864)	(37,832)
Earnings excluding interest expense on deposits (b)	$13,885	$25,940	$(27,173)	$32,433	$40,656	$30,583

Fixed charges (1):
Interest on deposits	$5,689	$22,867	$30,202	$39,921	$52,864	$37,832
Interest on borrowings	2,135	9,544	18,642	20,418	16,378	9,476
TARP preferred stock dividends (pre-tax)	941	3,068	2,551	116	-	-
Fixed charges including interest on deposits (c)	$8,764	$35,479	$51,396	$60,454	$69,243	$47,308

Less: interest expense on deposits	(5,689)	(22,867)	(30,202)	(39,921)	(52,864)	(37,832)
Fixed charges excluding interest expense on deposits (d)	$3,075	$12,612	$21,193	$20,534	$16,378	$9,476

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (3)	4.52x	2.06x	-1.28x	1.58x	2.48x	3.23x
Including interest on deposits (a/c)	2.23x	1.38x	0.06x	1.20x	1.35x	1.45x

Ratio of earnings to combined fixed charges and
preferred dividends:
Excluding interest on deposits (b/d) (3)	6.06x	2.40x	-1.59x	1.58x	2.48x	3.23x
Including interest on deposits (a/c)	2.38x	1.41x	0.01x	1.20x	1.35x	1.45x

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	Due to the Company's $46.7 million loss (including $45.4 million of goodwill impairment charges) for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $48.4 million to achieve a coverage ratio of 1:1.

(3)	The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.

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